

10035941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Collopy — 212-424-0310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/10

OATH OR AFFIRMATION

I, Travis Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 6-30-2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") and its subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 24, 2010

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 3,997,518
Receivable from clearing broker	4,365,824
Securities owned, held at clearing broker, at market value	22,728,351
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $9,265,879	13,035,128
Other assets	588,139
Total assets	$ 44,714,960
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 4,058,012
Accrued unincorporated business tax	1,309,022
Profit sharing plan	2,673,010
Accounts payable and accrued expenses	4,182,870
Payable to clearing broker	325,932
Notes payable	94,500
Total liabilities	12,643,346
Commitments and contingencies (Note 7)	
Members' capital	32,071,614
Total liabilities and members' capital	$ 44,714,960

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Firm is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Firm has not yet commenced futures operations. On January 27, 2006, the Firm received approval from the SEC to act as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2009, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm maintains its cash in one major financial institution.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing.

Securities Transactions

Securities transactions are recorded on a trade-date basis at market value.

Furniture, Equipment, Aircraft and Leasehold Improvements
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the declining-balance method. In 2009, the Firm continued to use the rate at which they apply the declining-balance method of 125%. This resulted in an immaterial cumulative change. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables) or repricing characteristics (notes payable). All of the Firm's financial instruments are Level 1 under ASC 820.

Income Taxes
The Firm provides for local unincorporated business taxes and New York State sales tax. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm has adopted the provisions of ASC 740 in 2009. Adoption of ASC 740 did not have a material effect on the Firm's financial Condition. The last open tax year that the Firm is subject to examination is 2006.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Developments
ASC 740, *Income Taxes*, requires that the Firm determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Firm has adopted the provisions of ASC 740 in 2009. Adoption of ASC 740 did not have a material effect on the Firm's financial condition. The last open tax year that the Firm is subject to examination is 2006.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued). The Firm has evaluated subsequent events through February 23, 2010.

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Firm in 2009 and did not have an effect on the entity's financial condition for year-end reporting.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2009 are as follows:

Furniture	$ 1,320,668
Equipment	1,623,687
Aircraft	6,483,787
Leasehold improvements	12,872,865
	22,301,007
Accumulated depreciation and amortization	(9,265,879)
	$ 13,035,128

The Firm owns 100% of one aircraft and a fractional interest (6.25% and 9.375% interests) in each of the remaining two aircraft.

4. Notes Payable

This loan of $94,500 at December 31, 2009, is held by a subsidiary of the Firm, In Pursuit LLC, and was due on October 22, 2007. On the due date the loan was refinanced to an interest only loan whereby the monthly interest is payable at LIBOR plus 100 bps on the outstanding principal until the loan is fully repaid. The loan is repayable on demand. The notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict In Pursuit LLC from guaranteeing additional obligations.

5. Payable to clearing broker

This margin loan is held by a subsidiary of the Firm, Cloverleaf LLC, to finance the use of an aircraft and is guaranteed by the Firm. The principal and any unpaid interest are repayable on demand. Interest is charged and accrued monthly at the clearing broker's margin rate and is payable at maturity.

6. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time eligible employees. The 2009 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2009, limited to the maximum $49,000 per individual employee allowable under United States Treasury Department regulations.

7. Commitments and Contingencies

The Firm is obligated under a non cancelable lease for office space which expires on January 31, 2017. The lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non cancelable operating lease are as follows:

Year Ending December 31,	
2010	$ 3,522,816
2011	3,522,816
2012	3,522,816
2013 and thereafter	14,384,834
Total minimum future rental payments	$ 24,953,282

8. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $500,000. At December 31, 2009, the Firm had net capital, as defined, of approximately $11,747,854, which was $11,247,854 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2009; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Members of Gilder Gagnon Howe & Co. LLC:

In planning and performing our audit of the consolidated financial statements of Gilder Gagnon Howe & Co. LLC (the "Firm") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities and because the Firm does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Gilder Gagnon Howe & Co. LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Gilder Gagnon Howe & Co. LLC (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $102,972,248 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting an understatement of revenues in the amount of $10,798.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues, of $14,375 to the JPMC monthly statements provided by the Company, noting no differences.

    b. Compared deductions on line 5, revenues, of $9,298 to the net gain from securities in investment calculation provided by the Company, including vouching the sales proceed of the securities to the relevant JPMC monthly bank statement, validating the market value of the securities at the date of disposal to market quote, and proving the arithmetical accuracy of the calculation, noting an overstatement of net gain from securities deduction in the amount of $20.

    c. Compared deductions on line 9(i), revenues, of $1,835 to the relevant JPMC monthly bank statement provided by the Company, noting no differences.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $102,946,740 and $257,367, respectively, of the Form SIPC-7T, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
February 24, 2010